UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
_________________
PERRIGO COMPANY PLC
(Name of Subject Company)
_________________
PERRIGO COMPANY PLC
(Name of Persons Filing Statement)
_________________
Ordinary shares, par value €0.001 per share
(Title of Class of Securities)
_________________
G97822103
(CUSIP Number of Class of Securities)
_________________
Todd W. Kingma
Executive Vice President, General Counsel and Secretary
Perrigo Company plc
515 Eastern Avenue
Allegan, Michigan 49010
Telephone: (269) 686-1941
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Andrew R. Brownstein, Esq.
Igor Kirman, Esq.
Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Perrigo Company plc, an Irish public limited company (“Perrigo” or the “Company”), with the Securities and Exchange Commission (“SEC”) on September 17, 2015, relating to the unsolicited exchange offer by Mylan N.V., a Dutch public limited liability corporation (“Mylan”), to exchange each of the issued and outstanding ordinary shares, par value €0.001 per share, of Perrigo (the “Perrigo Ordinary Shares”) for 2.3 shares of the ordinary shares, par value €0.01 per share, of Mylan (the “Mylan Ordinary Shares”), and $75.00 of cash as disclosed in the Tender Offer Statement on Schedule TO filed by Mylan with the SEC on September 14, 2015.

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 4    The Solicitation of Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the sub-heading “Background of the Offer and Reasons for Recommendation-Background of the Offer”:

“On October 25, 2015, Mr. Papa received an email from Mr. Coury requesting that Mr. Papa meet with Mr. Coury and Ms. Bresch. Mr. Papa responded as follows:

Robert,

Thank you for your note. As I previously noted to you, our board has fully considered Mylan's unsolicited offer and invitations to meet numerous times. Our response to the offer has been made public, and our board unanimously believes that the offer substantially undervalues Perrigo - now more than ever. As such, there is no basis to meet.

Our board and our entire executive management team continue to believe in the exciting future of Perrigo and it's standalone prospects, and we will continue to focus on generating value for our shareholders and other constituents.

Regards, Joe”

Item 8    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the first paragraph of the sub-heading “Litigation”:

“On October 29, 2015, the United Stated District Court for the Southern District of New York ruled that Perrigo was not entitled to preliminary injunctive relief on its claims that Mylan violated the Exchange Act by making false and misleading statements. Perrigo urges shareholders to review the record and judge for themselves the nature of the statements that Mylan has made regarding synergies and the basis for its coercive threat on delisting. The court also ruled in favor of Perrigo by denying Mylan's request for preliminary injunctive relief on all four claims brought by Mylan related to statements made by Perrigo.”

Item 8 of the Schedule 14D-9 is further amended and supplemented by adding the following sentence at the end of the sub-heading “Litigation”:

“On October 28, 2015, the District Court, Economic Division, in Tel-Aviv-Jaffa, Israel deferred to the administrative authority of the Israel Securities Authority and ruled that Perrigo was not entitled to injunctive relief on its claims against Mylan and the ISA.”

Item 9 Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(19)	-	Press release issued by Perrigo, dated October 30, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

PERRIGO COMPANY PLC
Date: October 30, 2015	By:	/s/ Todd W. Kingma
Name: Todd W. Kingma
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)	-	Press release issued by Perrigo, dated September 17, 2015.*

(a)(2)	-	Investor presentation, dated September 17, 2015.*

(a)(3)	-	Investor materials, dated September 17, 2015.*

(a)(4)	-	Perrigo employees FAQ, dated September 17, 2015.*

(a)(5)	-	Form of letter to customers, suppliers and business partners, dated September 17, 2015.*

(a)(6)	-	Opinion of Morgan Stanley & Co. LLC, dated September 16, 2015 (included as Annex B to this Schedule 14D-9)

(a)(7)	-	Letter to Perrigo employees, dated September 17, 2015.*

(a)(8)	-	Perrigo web page microsite.*

(a)(9)	-	Transcript of Perrigo conference call on September 17, 2015.*

(a)(10)	-	Statement issued by Perrigo, dated October 9, 2015.*

(a)(11)	-	Press release issued by Perrigo, dated October 22, 2015 (incorporated by reference from Exhibit 99.1 to Perrigo’s Current Report on Form 8-K filed on October 22, 2015).

(a)(12)	-	Press release issued by Perrigo, dated October 22, 2015 (incorporated by reference from Exhibit 99.2 to Perrigo’s Current Report on Form 8-K filed on October 22, 2015).

(a)(13)	-	Investor presentation, October, 2015 (incorporated by reference from Exhibit 99.3 to Perrigo’s Current Report on Form 8-K filed on October 22, 2015).

(a)(14)	-	Letter to Perrigo employees, dated October 22, 2015.*

(a)(15)	-	Perrigo employees FAQ, dated October 22, 2015.*

(a)(16)	-	Talking points for use by managers, distributed October 22, 2015.*

(a)(17)	-	Slides for Perrigo employee town hall on October 22, 2015.*

(a)(18)	-	Transcript of Perrigo conference call on October 22, 2015.*

(a)(19)	-	Press release issued by Perrigo, dated October 30, 2015.**

(e)(1)	-	Excerpts from the Company’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on September 11, 2015.*

(e)(2)	-
Annual Incentive Plan, adopted November 4, 2008, incorporated by reference from Perrigo Company’s Proxy Statement for its 2008 Annual Meeting of Shareholders filed on October 1, 2008 (File No. 000-19725).

(e)(3)	-
2003 Long-Term Incentive Plan, effective October 29, 2003, as amended, incorporated by reference from the Appendix to Perrigo Company’s Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003 (File No. 000-19725).

(e)(4)	-
Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Current Report on Form 8-K filed on November 3, 2005 (File No. 000-19725).

(e)(5)	-
2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(6)	-	2008 Long-Term Incentive Plan, adopted November 4, 2008, incorporated by reference from Exhibit 10(b) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(7)	-	2013 Long-Term Incentive Plan, incorporated by reference from Annex J of the Company’s Registration Statement on Form S-4, as amended, filed on October 8, 2013 (File No. 333-190859).

(e)(8)	-
Amendment No. 1 to the 2013 Long-Term Incentive Plan, dated as of January 29, 2014, incorporated by reference from Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(9)	-
Nonqualified Deferred Compensation Plan, as amended as of October 10, 2007 and effective January 1, 2007, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on October 11, 2007 (File No. 000-19725).

(e)(10)	-
Amendment One, dated December 3, 2009, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on August 14, 2015 (File No. 001-36353).

(e)(11)	-
Amendment Two, dated as of October 10, 2012, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2013 (File No. 000-19725).

(e)(12)	-
Amendment Three to the Nonqualified Deferred Compensation Plan, dated as of November 13, 2013, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(13)	-
Amendment Four to the Nonqualified Deferred Compensation Plan, dated as of January 31, 2014, incorporated by reference from Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(14)	-
Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.49 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(15)	-	Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 2, 2005 (File No. 000-19725).

(e)(16)	-
Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(c) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(17)	-	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on August 22, 2006 (File No. 000-19725).

(e)(18)	-	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2007 (File No. 000-19725).

(e)(19)	-
Form of Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(d) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(20)	-
Form of 2006 Long-Term Incentive Award Agreement, for Approved Section 102 Awards under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(f) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(21)	-
Form of 2006 Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(g) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(22)	-
Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.50 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(23)	-
Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.52 to Perrigo Company’s Annual Report on Form 10-K filed on August 16, 2011 (File No. 000-19725).

(e)(24)	-	Forms of Grant Agreement under the 2013 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014.

(e)(25)	-
Employment Agreement, dated as of September 8, 2006, by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K, filed on September 12, 2006 (File No. 000-19725).

(e)(26)	-
Employment Agreement, dated as of November 14, 2004, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(xx) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(27)	-
Amendment to Employment Agreement, dated as of March 17, 2005, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(yy) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(28)	-
Addendum to Employment Agreement between Sharon Kochan, Perrigo Company and Agis Industries (1983) Ltd., dated as of July 16, 2007, by and between Perrigo Company and Sharon Kochan, incorporated by reference from Exhibit 10(zz) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(29)	-	Form of Perrigo Company plc Director Indemnity Agreement, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(30)	-	Form of Perrigo Company plc Officer Indemnity Agreement, incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(31)	-	Form of Perrigo Company Indemnity Agreement, incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(32)	-	Perrigo Company U.S. Severance Policy, incorporated by reference from Exhibit 10.3 of Perrigo Company’s Current Report on Form 8-K filed on November 18, 2013 (File No. 001-09689).

(e)(33)	-
Amendment No. 1 to the Annual Incentive Plan, effective as of June 22, 2015, incorporated by reference from Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

(e)(34)	-
Amendment No. 2 to the Long-Term Incentive Plan, effective as of July 9, 2015, incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

* Previously filed.
** Filed herewith.